

May 22, 2012

<u>Via Email</u>
John K. Penver
Chief Financial Officer
Active Power, Inc.
2128 W. Braker Lane, BK12
Austin, Texas 78758

      Re: Active Power, Inc.
              Registration Statement on Form S-3
              Filed April 30, 2012
              File No. 333-181054

Dear Mr. Penver:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Stockholder, page 15

1. We note your indication that you have agreed to appoint one designee of the selling stockholder to your board of directors. Please revise to summarize the terms of the Letter Agreement dated March 7, 2012 between you and the selling stockholder, with a view to explaining your obligations in this regard.

Experts, page 21

2. Please revise your Experts disclosure on page 21 to also identify Ernst & Young LLP which provided the audit report for your financial statements for the year ended December 31, 2009.

Exhibits

3. We note that you have incorporated by reference your Form 10-K for the fiscal year ended December 31, 2011. Please file Ernst & Young LLP's consent to your incorporation by reference of its audit report dated March 4, 2010 with respect to your consolidated financial statements for the year ended December 31, 2009, which is included in your Form 10-K for the year ended December 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Chris Chase, Attorney Advisor, at (202) 551-3485 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Derek L. Willis
        Wilson Sonsini Goodrich & Rosati
        Via Email